Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176772

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus do not constitute an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 29, 2011)

Shares of Common Stock

Warrants to purchase up to                 Shares of Common Stock

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

We are offering                 shares of our common stock together with warrants to purchase up to                 additional shares of common stock. The shares and warrants will be sold together as units, with each unit consisting of one share of common stock and a warrant to purchase 0.     of a share of common stock. The purchase price for each unit is $        . The initial exercise price of the warrants issued in the offering as part of each such unit is $         per share, which equals         % of the last reported sale price of our common stock on the NASDAQ Global Market as of the date of this prospectus supplement. The warrants will be exercisable by the holders at any time after the closing date of the offering and will expire on the fifth anniversary of the closing date of the offering. The shares and warrants will be issued separately but can only be purchased together in this offering. The shares of common stock issuable from time to time pursuant to the exercise of the warrants are also being offered pursuant to this prospectus supplement and the accompanying base prospectus.

Our common stock is quoted on the NASDAQ Global Market under the symbol “QTWW.” On November 23, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $1.52 per share. There is no established public trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement to read about factors that you should consider before making an investment decision.

	PER UNIT	TOTAL
Public Offering Price	$	$
Underwriting Discounts(1)	$	$
Proceeds before expenses, to us	$	$

(1)	See “Underwriting” herein for a description of additional compensation received by the underwriters during the past six months.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                 units solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discount payable by us will be $         and the total proceeds to us, before expenses, will be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock in book-entry form through the facilities of The Depository Trust Company and of the warrants in book-entry form through the facilities of The Depository Trust Company or in certificated form is expected to be on or about December     , 2011.

Merriman Capital	JP Turner & Company, L.L.C.

The date of this prospectus supplement is December     , 2011.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying base prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about this offering. The second part, the accompanying base prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. This prospectus supplement may add, update or change information contained in the accompanying base prospectus. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying base prospectus or any documents incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base prospectus and such documents incorporated by reference herein and therein.

In this prospectus supplement, “Quantum,” the “Company,” “we,” “us,” and “our” and similar terms refer to Quantum Fuel Systems Technologies Worldwide, Inc. and its subsidiaries on a consolidated basis. References to our “common stock” refer to the common stock of Quantum Fuel Systems Technologies Worldwide, Inc.

All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes.

The industry and market data and other statistical information contained in the documents we incorporate by reference in this prospectus are based on management’s own estimates, independent publications, government publications, reports by market research firms or other published independent sources, and, in each case, are believed by management to be reasonable estimates. Although we believe these sources are reliable, we have not independently verified the information.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus supplement, the accompanying base prospectus, the documents incorporated by reference in the accompanying base prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying base prospectus, the documents incorporated by reference in the accompanying base prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of the accompanying base prospectus entitled “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.” We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained in or incorporated by reference into this prospectus and does not contain all the information that may be important to purchasers of our securities. Before making an investment decision, you should carefully read the entire prospectus supplement, including the “Risk Factors” section, the accompanying base prospectus and the documents and other information incorporated by reference into the prospectus.

About Quantum

Overview

We are a fully integrated alternative energy company and a leader in the development and production of advanced clean propulsion systems and renewable energy generation systems and services. We believe that we are uniquely positioned to integrate advanced fuel system, electric drive, software control strategies and propulsion control system technologies for alternative fuel vehicles, in particular, plug-in hybrid electric, electric, fuel cell vehicles and hydrogen hybrid vehicles based on our years of experience in vehicle-level design, system and component software development, vehicle electronics, system control strategies and system integration. Our customer base includes automotive Original Equipment Manufacturers (OEMs), military and governmental agencies, aerospace, and other strategic alliance partners.

We classify our business operations into three reporting segments: Electric Drive & Fuel Systems, Renewable Energy and Corporate. The Corporate segment consists solely of general and administrative expenses incurred at the corporate level that are not directly attributable to the Electric Drive & Fuel Systems or Renewable Energy business segments.

Electric Drive & Fuel Systems Segment

Our Electric Drive & Fuel Systems Segment provides hybrid drivetrain and advanced fuel system design and technology, powertrain engineering, electronic control and software strategies, system integration, manufacturing and assembly of propulsion systems and sub-systems for a variety of automotive and transportation applications including plug-in hybrid electric, hybrid electric, range extended plug-in electric, fuel cell and other alternative fuel vehicles. Our products, technologies and engineering services are designed to meet the growing demand for improved fuel economy. We supply our design services, hybrid electric drive systems and packaged fuel systems for alternative fuel vehicles primarily to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold approximately 20,000 systems for alternative fuel vehicles, primarily to General Motors.

We have developed our Q-Drive hybrid system for Fisker Automotive’s first production car, a plug-in hybrid sports sedan called the Fisker Karma. Our Q-Drive system evolved over several years of innovation and development. Our Q-Drive system takes full advantage of the performance potential of electric drive systems while achieving high fuel mileage and low emissions through its integrated plug-in hybrid electric vehicle design. Benefits of our Q-Drive system include optimized fuel efficiency and superior performance, unchanged gas station infrastructure, and convenient battery recharging with any 110-volt outlet, 220/240-volt fast-charging, or possibly using a solar energy powered re-charging station. We believe a commercial market is developing for our Q-Drive system due to Fisker Automotive’s production launch of the Fisker Karma vehicle platform, which was first delivered to retail customers in late 2011. We believe this is the first step to market introduction of our Q-Drive technology and will demonstrate the technical feasibility and fuel economy advantages of our plug-in hybrid electric vehicle technology.

We have been providing drivetrain development and vehicle integration services to Fisker Automotive for their Fisker Karma vehicle since November 2007 and recently completed the final stages of development. Production of the Karma officially commenced in April 2011 and during the first half of fiscal 2012, we shipped production level component parts to Fisker Automotive pursuant to our long-term production supply agreement with Fisker Automotive. During the first half of fiscal 2012 we also provided engineering services to support the launch of the Karma production vehicle.

We are also engineering and developing a “2nd Generation” scaled version of our hybrid drive system that is specifically directed at lower-cost light duty vehicles, including mid-size cars and pickup trucks, to significantly advance plug-in hybrid electric vehicles and the average fuel economy in the near term. In May 2011, we announced the receipt of a $1.4 million grant from the California Energy Commission (CEC) for product and technology development for innovative plug-in hybrid electric systems that are expected to accelerate the adoption of plug-in hybrid electric vehicles through improved operational efficiencies and reduced cost. The grant will be applied towards product validation and to set up a pilot production line to accelerate launching of the new hybrid electric products developed by our product engineering and commercialization team.

We also have other derivative drive systems within our family of hybrid drives, including a new advanced all-wheel-drive diesel hybrid electric powertrain that we refer to as “Q-Force” for military applications and our proprietary “F-Drive” propulsion system specifically engineered for a plug-in electric hybrid version of the Ford F-150 pickup truck, one of the highest volume selling fleet vehicles in America. We are partnering with The Dow Chemical Company to launch a plug-in hybrid electric F-150 truck incorporating our proprietary F-Drive propulsion system.

Our packaged fuel systems are comprised of high pressure composite tanks, injection, regulation, monitoring, and electronics and control systems designed to improve efficiency, enhance power output, and reduce pollutant emissions from hybrids, plug-in hybrids, internal combustion engines and hydrogen fuel cell vehicles.

Recently, we have received a number of orders related to our packaged fuel systems including:

In February 2011, we were awarded a $10.0 million development and validation program by General Motors for hydrogen storage. The hydrogen storage vessels developed and validated under this program will build upon our proprietary ultra-lightweight composite technology and assembly processes that save substantial mass while maximizing the fuel storage capacity.

In August 2011, we were awarded a purchase contract from Daimler AG (DAI.DE) for ultra-light weight hydrogen storage tanks. Under this contract, we will develop 10,000 psi (70 MPa) high capacity carbon fiber composite hydrogen tanks that are designed specifically for potential use in future Mercedes Benz zero emission fuel cell electric vehicles. We will apply our advanced ultra-lightweight carbon-composite and polymer liner technology to design and validate hydrogen tanks to the latest European standards and additionally to the stringent Mercedes Benz safety, performance and durability specifications.

In September 2011, we were awarded a purchase contract from Honda Motor Company for hydrogen storage engineering and development.

We also have recently secured a significant contract award from another large automotive OEM to develop, validate and supply ultra-lightweight carbon-composite hydrogen storage tanks specifically optimized for the proprietary requirements of this new OEM customer.

We are also experiencing increased demand for our compressed natural gas (CNG) storage systems. During fiscal 2011, we received over $3.0 million in purchase orders for CNG storage systems for bus and heavy duty application. We also recently introduced a CNG cylinder technology capable of allowing Class 8 trucks to travel 1,000 miles before refueling. We believe the price of natural gas will stay relatively low for the foreseeable future, which we expect will continue to drive demand for our carbon-composite high-capacity CNG storage systems. We believe our CNG storage systems are the lightest in the industry and that lightweight tanks help to lower operation and maintenance costs and improve gas mileage. We also believe lightweight tanks enable trucks and buses to carry significantly more fuel on board and operate for long distances without compromising their payload capacity or driving characteristics.

In August 2011, we announced that we had secured a purchase contract for 200 additional ultra-lightweight high capacity CNG storage systems from a large US natural gas vehicle integrator of light-duty trucks. We are also currently in the final negotiations with a large automotive OEM for a multi-year program to provide CNG storage systems for a full-size passenger vehicle platform.

We believe that these new contract awards demonstrate our leadership in advanced high pressure gaseous storage technologies and the automotive OEMs renewed focus on alternative fuel solutions.

Renewable Energy Segment

We operate our Renewable Energy Segment primarily through our wholly-owned subsidiary, Schneider Power, Inc., which we refer to as Schneider Power and which we acquired on April 16, 2010. Schneider Power is a licensed electricity generator, developer and builder of renewable electricity generation facilities. Schneider Power develops, builds, owns and operates wind electricity generation facilities and is planning similar development of solar power generating facilities. Schneider Power has a significant portfolio of wind and solar energy projects in various stages of development throughout North America and the Caribbean. Additionally, we currently own and operate a 1.6 megawatt (MW) wind farm in Ontario, Canada.

We currently generate electrical power from wind turbines operating in Ontario, Canada under a long term Power Purchase Agreement with a Canadian-based renewable energy reseller from which we derive revenue. In general, the predictable nature of the wind resource, the demonstrated reliability of the turbines, the low cost of operations including zero cost of fuel, and the long term fixed rate financing structure contribute to a highly predictable and consistent cash flow stream from wind farms. As we grow our wind and solar power generation asset base, we expect the steady financial return aspect of this business segment to generate positive cash flows.

Development of wind and solar farm projects involves several sequential stages of completion and advancement before the project becomes operational. These stages will generally include the feasibility study of the project, negotiating land easements, securing grid interconnections on the subject project, performing environmental studies, entering a power purchase agreement, arranging for construction financing, managing the construction, and commissioning the project. Wind and solar energy project returns depend mainly on the following factors: energy prices, transmission costs, wind and solar resources, wind turbine and solar module costs, construction costs, financing costs and the availability of government incentives. In applying our strategy, we take into account the combination of all of these factors and focus on margins, return on invested capital and value creation as opposed solely to project size. Some of our projects, while having high construction costs, still offer attractive returns because of favorable wind and solar resources or higher energy prices. Additionally, in many cases, smaller, more profitable projects can create as much absolute value as do larger, lower-returning projects. We assess the profitability of each project by evaluating its net present value and internal rate of return.

In addition to energy sales on our existing wind electricity generation facility and future wind and solar energy facilities that we are currently developing, we anticipate generating revenues and positive cash flows through the sale of ownership interests in our renewable energy projects and through development and construction services for renewable energy projects owned by third parties.

Business Strategy

Our business strategy is to commercialize our advanced vehicle products and technologies and leverage these products into future vehicle production programs. We plan to increase our participation in hybrid, plug-in hybrid and hydrogen vehicle programs and enhance our leadership position as a tier-one automotive supplier of advanced propulsion systems, alternative fuel systems, powertrain engineering, and system integration services. We also plan to use our existing renewable energy and development platform to expand our ownership of energy producing projects and enhance our involvement in renewable energy.

Our strategy includes the following:

Commercialize Our Proprietary Hybrid Vehicle Propulsion Systems and Sub-Systems

We are commercializing and supplying our production-ready Q-Drive propulsion system to Fisker Automotive for the Fisker Karma vehicle. At the end of fiscal 2011, we began shipments of our hybrid propulsion system and subsystems for assembly into the initial Fisker Karma production release vehicles. We delivered our initial Q-Drive system to Fisker Automotive and integrated these systems into the first Fisker Karma sports sedan production vehicle and into the Fisker Karma S convertible concept vehicle, both of which were first showcased at the Detroit auto show in January 2008 and 2009, respectively. Since 2007, we have performed substantial development work on our hybrid vehicle propulsion system for incorporation into the Fisker Automotive line of plug-in hybrid electric vehicles. We have completed pre-production development activities and continue to support Fisker during the production phase. We expect the Karma line of vehicles to continue over the next five to six years.

We intend to commercialize newly developed variations of our proprietary hybrid vehicle propulsion systems and subsystems into production programs with other automotive OEMs, utilities and fleets, military programs and other customer groups such as the U.S. Postal Service. We have produced several prototype vehicles with derivative hybrid drive systems for customer evaluation. Additionally, we plan to commercialize certain proprietary hybrid drive subsystems including hardware and software controls, electronics and inverter systems by selling these subsystems to automotive OEMs, large heavy-duty vehicle manufacturers, integrators, and other providers of hybrid vehicle technologies.

Increase Our Participation in the Hybrid and Plug-in Hybrid OEM Vehicle Markets by Advancing and Introducing New Lower-Cost Technology and Securing Customer and Government Funding and Commercialization Partnerships

We intend to focus our product development efforts on advancing our hybrid propulsion systems and technologies to further improve performance, reduce cost and support broader commercialization. We plan to continue to develop and refine our hybrid drive systems and subsystems to capture new customers in a growing hybrid vehicle market. We have established and plan to expand joint development programs and partnerships with automotive OEMs, the major lithium ion battery producers, commercial fleets, and other industry leaders in these markets and secure outside funding to support these programs. We are currently working with the Department of Energy, the California Energy Commission and other government agencies in advancing hybrid and hydrogen technologies and developing new applications and solutions.

We plan to leverage our hybrid drivetrain technology and systems integration capabilities to continue to advance our hybrid control systems, motor control software and propulsion system control strategies. We expect to continue to expand our customer base and commercialization partnerships in our efforts to further develop advanced and lower cost hybrid drive system component parts and secure customer funding and partnerships to make these advancements.

We are partnering with The Dow Chemical Company to launch a plug-in hybrid electric F-150 truck incorporating our proprietary F-Drive propulsion system specifically engineered for the Ford F-150 pickup truck, one of the highest volume selling fleet vehicles in America. Quantum’s research and product development group designed the system to meet the demanding truck applications of America’s largest fleet operators and to provide a mission-ready solution to meet President Barack Obama’s goal of converting the Federal government’s vehicle fleet to hybrids, electric vehicles and other alternative-fuel vehicles.

Advance and Commercialize Next Generation Packaged Fuel Systems and Re-Fueling Units for Hydrogen, Fuel Cell, and Alternative Fuel Vehicles

We plan to continue to leverage our advanced fuel systems, and other alternative vehicle technologies to assist OEMs in advancing the commercialization of hydrogen, fuel cell and other alternative fuel and specialized vehicle applications. We intend to apply our expanded vehicle-level design, powertrain engineering, vehicle electronics and system integration expertise to emerging OEM and fleet vehicle programs to capture full scale production opportunities.

In February 2011, we were awarded a $10.0 million development and validation program by General Motors for hydrogen storage. The hydrogen storage vessels developed and validated under this program will build upon our proprietary ultra-lightweight composite technology and assembly processes. We believe there are significant opportunities to work with other OEMs on hydrogen programs and other advanced alternative vehicle systems as these customers target some level of hydrogen vehicle commercialization during the second half of this decade. Also during fiscal 2011, we experienced a re-emergence of natural gas vehicle programs in the United States and we intend to continue to pursue these expanding opportunities by providing our proprietary alternative vehicle fuel systems and storage technologies.

Expand Our Renewable Energy Development and Production Platform

We intend to expand our footprint in renewable energy projects by developing, constructing and owning various wind and solar projects in North America and the Caribbean that we have in our existing project pipeline and to continue prospecting for future renewable energy sites. We have a significant portfolio of projects in our project pipeline that we plan to further assess for feasibility, secure funding and target for development and/or sale of the project.

Leverage Our Hydrogen Storage Systems into Broader Energy Storage Applications

We plan to utilize our full array of storage technologies, developed for automotive and refueling applications, in broader applications within the energy industry. The storage of energy is becoming more important with the emergence of renewable energies and the concept of distributed energy. We believe our industry-leading hydrogen storage systems can enhance the availability of intermittent renewable resources, like wind and solar by providing cost effective storage options. Our advanced storage technologies provide energy users with the ability to store and utilize energy on demand.

Company Outlook

During the first quarter of fiscal 2012, our consolidated revenues increased $3.2 million, or 88%, from $3.6 million in the first quarter of fiscal 2011 to $6.8 million in the first quarter of fiscal 2012. The increase in our consolidated revenues is primarily due to a $2.6 million increase in our product revenue, or 433%, from $0.6 million in the first quarter of fiscal 2011 to $3.2 million in the first quarter of fiscal 2012 resulting largely from increased product shipments to Fisker Automotive and increased shipments of high pressure fuel storage tanks for CNG applications.

We are experiencing increased demand for our CNG storage systems. During fiscal 2011, we received over $3.0 million in purchase orders for CNG storage systems for bus and heavy duty application as compared to $0.5 million in fiscal 2010. We also recently introduced a CNG cylinder technology capable of allowing Class 8 trucks to travel 1,000 miles before refueling. We believe the price of natural gas will stay relatively low for the foreseeable future, which we expect will continue to drive demand for our carbon composite high capacity CNG storage systems.

During the past twelve months, we have seen renewed interest from our automotive customers in hydrogen vehicle development programs. In February 2011, we were awarded a $10.0 million development and validation program by General Motors for hydrogen storage. In August 2011, we were awarded a purchase contract from Daimler AG for ultra-light weight hydrogen storage tanks. Under this contract, we will develop 10,000 psi (70 MPa) high capacity carbon fiber composite hydrogen tanks that are designed specifically for potential use in future Mercedes Benz zero emission fuel cell electric vehicles. We also have recently secured a significant contract award from another large automotive OEM to develop, validate and supply ultra-lightweight carbon-composite hydrogen storage tanks specifically optimized for the proprietary requirements of this new OEM customer.

Based on the anticipated increase in production of the Fisker Karma, increase in sales of our CNG storage systems, and expanding hydrogen storage development programs, we are forecasting consolidated revenues of approximately $50 million in fiscal 2012, although we can provide no assurance that the anticipated increase in the production of the Fisker Karma, increase in sales of our CNG storage systems, and expansion of hydrogen storage development programs will materialize as anticipated or, even if such increases are realized, we will be able to reach our consolidated revenue forecast.

A large percentage of our revenue is currently derived from Fisker Automotive and we expect this trend to continue. During fiscal years 2010 and 2011 and for the first quarter of fiscal year 2012, our revenues from Fisker Automotive comprised 46%, 56%, and 58%, respectively, of our total revenues. We expect that our revenues from Fisker Automotive for all of fiscal year 2012 and the foreseeable future will continue to represent a substantial portion of our total revenues. If there is a significant delay in the production schedule of the Karma vehicle platform, we will not achieve our forecasted revenues in fiscal 2012.

The discussion under this “About Quantum” section, and the documents incorporated by reference, include forward-looking statements. We cannot assure you that our expectations and management’s projections will prove to be correct. Various risks and other factors, including those identified in this prospectus supplement under the “Risk Factors” section, and those included in our other public filings that are incorporated herein by reference, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements. See “Cautionary Statement Regarding Forward-Looking Information.”

Corporate Information

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO Technologies, Inc., which we refer to as IMPCO. We spun off from IMPCO and became a separate reporting company on July 23, 2002. Our fiscal year ends April 30. Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500. We maintain a web site at www.qtww.com. The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

THE OFFERING

Units offered by us	shares of our common stock and warrants to purchase up to shares of our common stock. The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase 0. of a share of common stock at an exercise price of $ per share, which equals % of the last reported sale price of our common stock on the NASDAQ Global Market as of the date of this prospectus supplement. Each unit will be sold at a price of $ per unit. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

The warrants will be exercisable beginning on the closing date of the offering and may be exercised until the date that is five years from the date of issuance. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Total common stock outstanding after the offering	shares(1)

Over-allotment option	We have granted the underwriters an option to purchase up to an additional units to cover over-allotments, if any. This option is exercisable, in whole or in part, for a period of 30 days from the date of this prospectus supplement.

Use of proceeds	We intend to use the net proceeds from this offering for the repayment of approximately $10.2 million of principal and interest owed to our senior lender under three convertible notes and approximately $3.8 million of principal due under certain convertible promissory notes issued in September and October 2011. We intend to utilize the remainder of the proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” on page S-29.

Risk factors	An investment in the securities offered under this prospectus is highly speculative and involves a number of risks. You should carefully consider the information contained in the “Risk Factors” section beginning on page S-10 of this prospectus supplement, and elsewhere in this prospectus supplement and the base prospectus, and the information we incorporate by reference, before making your investment decision.

NASDAQ Global Market symbol	Our common stock is listed on the NASDAQ Global Market under the symbol “QTWW.” There is no established public trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange.

(1)	The number of shares of common stock to be outstanding after this offering is based on 16,091,054 shares of common stock outstanding on November 18, 2011 and excludes as of that date:

•	405,962 shares of common stock issuable pursuant to the exercise of outstanding options issued under our stock option plan at a weighted average exercise price of $16.14 per share;

•	6,380,949 shares of common stock that may be issued pursuant to the conversion of convertible notes at a weighted average conversion price of $2.82 per share;

•	1,195,000 shares of common stock that we have the right to issue in satisfaction of principal payment demands made with respect to a demand nonconvertible debt obligation owed to our secured lender;

•

11,412,030 shares of common stock issuable pursuant to the exercise of warrants at exercise prices ranging from $1.98 per share to $41.80 per share with a weighted-average exercise price of $9.33 per share;

•	3,100,000 shares of common stock available for future issuances under our stock option plan;

•	49,998 shares of common stock issuable upon certain transfers of the outstanding Series B common stock; and

•	all shares of common stock that may be issuable upon exercise of the warrants covered by this prospectus supplement.

If the underwriters’ over-allotment option is exercised in full, we will issue and sell an additional              units and will have                 shares outstanding after the offering.

Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks described below and discussed under the sections captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended April 30, 2011, as amended, and our subsequent Quarterly Report on Form 10-Q for the quarter ended July 31, 2011, which are incorporated by reference into this prospectus supplement and the accompanying base prospectus in their entirety, together with other information in this prospectus supplement, the accompanying base prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to Liquidity and Capital Resources

We may not be able to raise sufficient capital in this offering to repay our substantial indebtedness or refinance or extend such indebtedness, which would have a material adverse effect on our financial condition and ability to continue as a going concern.

As of November 18, 2011, we owed our senior secured lender approximately $12.6 million, which we refer to as the Senior Debt Amount and which consists of (i) approximately $10.2 million of principal and interest due under three convertible promissory notes that mature on December 15, 2011 and (ii) approximately $2.4 million owing under a demand promissory note (referred to in our consolidated financial statements and elsewhere in this report as the Consent Fee Term Note) that is payable on demand and potentially payable in cash if our stock price is not above $2.00 per share at the time demand for payment is made.

In addition, we have approximately $10.25 million of other unsecured indebtedness that matures within the next twelve months, consisting of (i) approximately $3.8 million of convertible debt that was issued in a private placement in September and October 2011 that matures on the closing of this offering, (ii) approximately $1.2 million of bridge notes that mature on January 31, 2012, (iii) approximately $1.3 million related to a bank term loan that matures on April 3, 2012, (iv) $3.5 million of convertible debt that matures on various dates beginning on October 17, 2012 through October 27, 2012 and (v) $0.45 million of convertible debt that matures on November 15, 2012.

We need to raise a significant amount of debt or equity capital in order to repay these outstanding debt obligations when they mature. The primary use of proceeds from this offering will be used to repay a portion of these outstanding debt obligations, however, there can be no assurance that we will be able to raise sufficient capital in this offering or in the future to repay these outstanding debt obligations or that we will be able to extend the maturity dates as we have in the past or otherwise refinance these obligations. If we are unable to raise sufficient capital to repay these obligations at maturity and we are otherwise unable to extend the maturity dates or refinance these obligations, we would be in default. A default in any of the debt obligations would have a material adverse effect on our business and our ability to raise capital in the future. Further, if we were to default on the Senior Debt Amount, our senior secured lender would have the right as a secured creditor to foreclose on our assets, in which case we would likely be forced to seek bankruptcy protection.

Although our financial statements have been prepared on a going concern basis, we must raise additional capital in the near term to fund our operations in order to continue as a going concern.

Ernst & Young LLP, our independent registered public accounting firm for the fiscal year ended April 30, 2011, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended April 30, 2011, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern. Our ability to raise the capital needed to improve our financial condition may be hindered by the participation right held by the investors from the private placement transaction we completed in February 2011 as the existence of such participation right may deter investors from purchasing our equity or debt securities. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities and debt service needs through December 15, 2011. In order to have sufficient cash to fund our operations and repay debt beyond December 15, 2011, we will need to raise equity or debt capital and/or restructure our debt obligations before December 15, 2011 to continue as a going concern. We cannot provide any assurance that we will be successful in doing so.

We have a history of operating losses and negative cash flow and we anticipate that we will need to raise additional funds to finance operations.

We have a history of operating losses and negative cash flow. We have incurred recurring operating losses, including net losses from operations before income taxes of $11.3 million, $46.3 million and $28.0 million in fiscal 2011, 2010 and 2009, respectively, and $7.9 million for the first three months of fiscal 2012. We used $13.6 million, $14.7 million and $16.9 million of cash for operating activities during fiscal 2011, fiscal 2010 and fiscal 2009, respectively, and $7.7 million for the first three months of fiscal 2012.

To support our existing and new customer programs, we will need to raise additional capital to fund our future operations. Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, our ability to commercialize our advanced propulsion and fuel systems, market acceptance of electric, plug-in electric and fuel cell vehicles, customer and market acceptance and use of our products, the development of an infrastructure to support electric, plug-in electric and fuel cell vehicles, increase in customer-funded programs and product development, and our ability to reduce and control costs. We expect to devote substantial capital resources to, among other things, fund operations, continue development programs, and to build out and increase our portfolio of wind and solar energy farms. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development and commercialization plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our stockholders and could result in a decrease in our stock price.

We have funded our operations primarily with proceeds from public and private offerings of our common stock and secured and unsecured debt instruments. Our history of operating losses and cash uses, our projections of the level of cash that will be required for our operations to reach profitability, the terms of the private placement transactions that we completed in the past, and the restricted availability of credit for emerging industries, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business and ability to continue as a going concern. Further, due to the number of shares of common stock we have reserved or designated for future issuance under our incentive stock plan, outstanding warrants, outstanding convertible notes and other derivative securities, our ability to raise additional capital from the sale of common stock or securities exercisable for or exchangeable or convertible into common stock will be limited unless and until our stockholders approve an amendment to our Certificate of Incorporation to increase our authorized shares of common stock. We cannot provide any assurance that our stockholders will approve such an amendment to our Certificate of Incorporation.

We may not be able to obtain waivers of potential defaults in the future from our lender if we do not meet future requirements associated with our amended credit facility and convertible promissory note.

We received waivers of defaults from our senior secured lender on March 12, 2009, January 16, 2008 and December 14, 2007 and we were operating under a Forbearance Agreement with our senior lender from January 3, 2011 through April 29, 2011 related to our non-compliance with certain required debt service payments and covenants. We cannot provide any assurance that our lender would provide us with a waiver should we not be in compliance in the future. A failure to maintain compliance along with our lender not agreeing to a waiver for the non-compliance would cause the outstanding borrowings to be in default and payable on demand which would have a material adverse effect on us and our ability to continue as a going concern.

We have a commitment to provide a guaranty to an affiliate’s credit facility that could be called upon if the affiliate defaults on the credit facility in the future.

In connection with our acquisition of an ownership interest in our German solar affiliate, Asola, we committed to provide a 1.0 million euro guaranty to Asola’s bank to support an increase in Asola’s bank debt. To date, Asola’s bank has not required us to put the guaranty in place. However, we cannot provide any assurance that we will not be required to put the guaranty in place in the future. If and when the guaranty is put in place, we could be called upon to repay the credit facility up to the limit of our guaranty if Asola were to default on its credit facility.

The change in value of our derivative liabilities could have a material effect on our financial results.

Included on our balance sheet at April 30, 2011 and July 31, 2011 are derivative liabilities related to embedded features contained within certain warrant contracts. At each reporting period, we are required to determine the fair value of such derivatives and record the fair value adjustments as non-cash unrealized gains or losses. The share price of our common stock represents the primary underlying variable that impacts the value of the derivative instruments. Additional factors that impact the value of the derivative instruments include the volatility of our stock price, our credit rating, discount rates, and stated interest rates. Due to the volatile nature of our share price, we expect that we will recognize non-cash gains or losses on our derivative instruments each reporting period and that the amount of such gains or losses could be material.

Our financial condition is impairing our ability to obtain standard credit terms with our suppliers which is negatively impacting our working capital.

Due to our financial condition, certain of our critical suppliers have reduced our payment terms, limited our trade credit limit and/or required cash-in-advance for some shipments. If we are unable to improve our financial condition and obtain reasonable payment terms from our suppliers it will continue to negatively impact our working capital position and could have a material adverse effect on our business and our liquidity.

Risks Related to Our Business

Risks Related to our Electric Drive & Fuel Systems Segment

Fisker Automotive represents a substantial portion of our existing and anticipated future revenues and these future revenues will depend on Fisker Automotive’s success.

A large percentage of our revenue is typically derived from a small number of customers, in particular, Fisker Automotive, and we expect this trend to continue. During fiscal years 2009, 2010 and 2011 and for the first quarter of fiscal year 2012, our revenues from Fisker Automotive comprised 59%, 46% and 56%, and 58%, respectively, of our total revenues. We expect that our revenues from Fisker Automotive for all of fiscal year 2012 and the foreseeable future will continue to represent a substantial portion of our total revenues. Our business operations, financial results and liquidity would be materially adversely affected if: (i) there are significant unfavorable changes in our agreements with Fisker Automotive, (ii) there are significant delays in the production schedule of the Fisker Karma vehicle platform, (iii) the number of Fisker Karma vehicles sold does not meet expectations, or (iv) there are significant delays in payments to us for product shipments to Fisker Automotive.

Fisker Automotive’s success and, in turn, our success and ability to reach profitability, is highly dependent on Fisker Automotive’s ability to access the full amount of a $528 million Department of Energy loan.

Our ability to achieve profitability is highly dependent on the success of Fisker Automotive. Fisker Automotive intends to use the proceeds of a Department of Energy loan to complete the development, testing and tooling for its Karma vehicle platform and future vehicle platforms. Fisker Automotive’s ability to access the Department of Energy loan is subject to a number of conditions and covenants. If Fisker Automotive is unable to satisfy the Department of Energy loan conditions or violates any of the Department of Energy loan covenants, it may not be able to access the full amount of the Department of Energy loan or obtain alternative sources of funding, which could have a material adverse effect on Fisker Automotive’s ability to bring the Karma and other vehicle models to production. Failure or delays in bringing the Fisker Karma to production would have a material adverse effect on our business operations and financial results.

Our fuel cell vehicle development and production revenue depends on our relationship with General Motors and General Motors’ commitment to and success with the commercialization of fuel cell vehicles.

General Motors has represented a significant portion of our historical revenues and although our relationship with General Motors under our strategic alliance continues, certain of our programs with General Motors have been delayed indefinitely and others have experienced funding restraints. Although we received a $10.0 million fuel cell program award in fiscal year 2011 from General Motors and anticipate that revenue levels from General Motors will increase over the next couple of years compared to the revenues recorded in fiscal years 2009, 2010 and 2011, we cannot provide any assurances when, or if, the level of services and amount of revenues will attain the levels reached prior to fiscal year 2009.

Certain of our agreements with General Motors could impair our ability to grow our hydrogen fuel systems business.

On February 14, 2011, we and General Motors entered into an Agreement in Support of Development and an Access and Security Agreement in connection with a $10.0 million development and validation program related to hydrogen storage vessels and systems for General Motors’ fuel cell vehicles. The agreements provide General Motors with certain rights should an event of default under either of those agreements occur including, without limitation, (i) a security interest in and an option to purchase at orderly liquidation value any equipment and tooling owned by us and used in the development and/or production of the components that are the subject of the Agreement in Support of Development, (ii) the right to access our premises and to use our equipment, tooling and employees for a period of up to 360 days in order to continue development or production, as the case may be; provided, however, General Motors shall be obligated to pay all actual costs related thereto, and (iii) a broad license to use our intellectual property embedded in or related to the deliverable being developed to make, have made, use, produce, manufacture, assemble, package, and distribute the components that are the subject of the Agreement in Support of Development. If an event of default occurred and General Motors exercised any of such rights, it could have a material adverse effect on our fuel systems business.

We depend on third-party suppliers for the supply of materials and components for our products.

We depend on third-party suppliers for the supply of materials and components for our products. These companies may experience product development, resource and funding constraints that could impact their ability to supply components in a timely manner, if at all. Further, a prolonged downturn in the automotive industry could have a crippling effect on the automotive supplier chain which, in turn, could result in failures and disruptions in the supply of parts and components to us and materially affect our ability to meet our supply obligations to Fisker Automotive and other customers.

Our ability to design and manufacture powertrain and fuel systems for hybrid, hydrogen and fuel cell applications that can be integrated into new vehicle platforms will be critical to our business and our ability to successfully complete existing development programs.

We are currently developing and integrating advanced hybrid propulsion systems for production-intent vehicles. These electric drive and fuel systems are being designed to meet strict design and packaging requirements of our customers. Customers for these systems require that these products meet either their strict design standards or original equipment manufacturer level standards that can vary by jurisdiction. Compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our business, results of operations and financial condition. If we fail to meet original equipment manufacturer or customer specifications on a timely basis, our existing or future relationships with our original equipment manufacturers and other customers may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

To be commercially viable, our products and systems generally must be integrated into products manufactured by original equipment manufacturers. We can offer no assurance that original equipment manufacturers will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our hybrid and fuel cell products and systems. Any integration, design, manufacturing or marketing problems encountered by original equipment manufacturers could adversely affect the market for our hybrid and fuel cell products and systems, and our business, results of operations and financial condition.

Our business depends on the growth of hybrid electric, hydrogen, and alternative fuel based vehicles.

Our future success depends on the continued expansion and commercialization of hybrid electric, hydrogen and alternative fuel based vehicles. The market for these types of vehicles and technologies is influenced by and our sales may be negatively impacted by a number of factors, including, without limitation, oil prices, battery durability improvements, levels of investment tax credits and regulation, capital formation, interest rates and consumer disposable income.

The development, growth and acceptance of alternative fuel based vehicles is highly dependent on macro-economic conditions, specifically oil prices and the overall health of the economy. We believe if and when oil prices fall, the general attention placed on the development of advanced technology vehicles diminishes. Similarly, we believe consumers are less willing to spend a “technology premium” when faced with economic uncertainty. The downturn in the world economy is placing a tremendous strain on the automotive industry, including slowing demand for vehicles and limiting funding for alternative fuel vehicle programs outside of governmental grant and loan programs.

Additionally, we cannot provide any assurances that the markets for hybrid electric vehicles and other alternative energy based vehicles will gain broad acceptance in any economic environment or, if they do, that they will result in increased sales of hybrid vehicles and our advanced fuel system products. Our business depends on auto manufacturers’ timing for pre-production development programs and commercial production. If there are delays in the advancement of original equipment manufacturer alternative fuel technologies or in our original equipment manufacturer customers’ internal plans for advanced vehicle commercialization, our financial results could be adversely affected.

A mass market for hydrogen products and systems may never develop or may take longer to develop than anticipated.

Fuel cell and hydrogen systems represent emerging technologies, and we do not know whether consumers will adopt these technologies on a large scale or whether original equipment manufacturers will incorporate these technologies into their products. In particular, if a mass market fails to develop, or develops more slowly than anticipated, for hydrogen powered transportation applications, we may be unable to recover our expenditures to develop our fuel systems for hydrogen applications and may be unable to achieve or maintain profitability, any of which could negatively impact our business. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel systems for hydrogen applications. These factors include the following:

•	cost competitiveness and physical size of fuel cell systems and “balance of plant” components (e.g. fuel metering and regulation, bi-directional flow monitoring, sensors, etc.);

•	availability, future costs and safety of hydrogen, natural gas and other potential fuel cell fuels;

•	consumer acceptance of hydrogen or alternative fuel products;

•	government funding and support for the development of hydrogen vehicles and hydrogen fuel infrastructure;

•	the willingness of original equipment manufacturers to replace current technology;

•	consumer perceptions of hydrogen systems;

•	regulatory requirements; and

•	emergence of newer, breakthrough technologies and products within the automotive industry.

Evolving customer design requirements, product specifications and testing procedures could cause order delays or cancellations.

We have experienced delays in shipping our products in the past as a result of changing customer specifications and testing procedures. Due to the dynamic nature of hybrid and hydrogen fuel cell technology, changes in specifications are common and may result in delayed shipments, order cancellations or higher production costs. Evolving design requirements or product specifications may adversely affect our business or financial results.

We have limited experience manufacturing hybrid propulsion and fuel systems on a commercial basis.

We have limited experience manufacturing propulsion and fuel systems for hybrid, plug-in electric hybrid, fuel cell and hydrogen applications on a commercial basis. In order to produce propulsion systems for hybrid and fuel cell applications at affordable prices, we will have to produce hybrid and fuel cell drive systems through high volume automated processes. We do not know whether we, or our suppliers, will be able to develop efficient, automated, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards, or production volumes required to successfully mass market our propulsion systems for hybrid and fuel cell applications. Even if we, or our suppliers, are successful in developing our high volume manufacturing capability and processes, we do not know whether we will be able to do so in time to meet our product commercialization schedules or to satisfy the requirements of our customers. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business, results of operations and financial condition.

We may not meet our product development and commercialization milestones.

We have product development programs that are in the pre-commercial stage. The success of each product development program is highly dependent on our correct interpretation of commercial market requirements, and our translation of those requirements into applicable product specifications and appropriate development milestones. If we have misinterpreted market requirements, or if the requirements of the market change, we may develop a product that does not meet the cost and performance requirements for a successful commercial product. In addition, if we do not meet the required development milestones, our commercialization schedules could be delayed, which could result in potential purchasers of these products declining to purchase additional systems or choosing to purchase alternative technologies. Delayed commercialization schedules may also impact our cash flow, which could require increased funding.

We may be subject to warranty claims, and our provision for warranty costs may not be sufficient.

We may be subject to increased warranty claims as our products go to production due to longer warranty periods. In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

Our business may be subject to product liability claims or product recalls, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier of products and systems to automotive original equipment manufacturers, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Our other products may also be subject to product liability claims or recalls. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the U.S. Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States and internationally. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or in civil or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our business, results of operations and financial condition.

Failure to comply with applicable environmental and other laws and regulations could adversely affect our business and harm our results of operations.

We use hazardous materials in our research and development and manufacturing processes, and as a result are subject to federal, state, local and foreign regulations governing the use, storage, handling and disposal of these materials and hazardous waste products that we generate. Although we believe that our procedures for using, handling, storing and disposing of hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, including a discharge of hazardous materials into the environment, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources. We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure you that the cost of complying with these laws and regulations will not materially increase in the future.

We are also subject to various other federal, state, local and foreign laws and regulations. Failure to comply with applicable laws and regulations, including new or revised safety or environmental standards, could give rise to significant liability and require us to incur substantial expenses and could materially harm our results of operations.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. A range of other technologies could compete with plug-in electric hybrid, fuel cell, hydrogen, hybrid or other technologies on which our automotive business is currently focused. Our success depends upon our ability to design, develop and market new or modified hybrid and fuel cell products and systems. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

Uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components or the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

All fuels, including hydrogen, pose significant safety hazards, and hydrogen vehicles have not yet been widely used under “real-world” driving conditions. Ensuring that hydrogen fuel is safe to use by the car-driving public requires that appropriate codes and standards be established that will address certain characteristics of hydrogen and the safe handling of hydrogen fuels.

The development of fuel cell and hydrogen fuel applicable standards is being undertaken by numerous organizations, including the American National Standards Institute, the American Society of Mechanical Engineers, the European Integrated Hydrogen Project, the International Code Council, the International Standards Organization, the National Fire Protection Association, the National Hydrogen Association, the Society of Automotive Engineers, the Canadian Standards Association, the American National Standards Institute and the International Electrotechnical Commission. Given the number of organizations pursuing hydrogen and fuel cell codes and standards, it is not clear whether universally accepted codes and standards will result and, if so, when.

Although many organizations have identified as a significant priority the development of codes and standards, we cannot assure you that any resulting codes and standards would not materially affect our revenue or the commercialization of our products.

Risks Related to Our Renewable Energy Segment

We cannot provide any assurance that our affiliate, Asola, or our majority owned subsidiary, Quantum Solar, will be able to fully respond to the changing market conditions prevailing within the global solar industry.

Our German affiliate, Asola, has experienced operating losses during calendar 2011 which is requiring it to seek measures to reduce its cost structure to remain competitive. In this regard, Asola has developed a relationship with a Chinese based manufacturer of solar energy products to potentially source partially-assembled solar panel sub-systems in China. We cannot provide any assurance that this relationship will be successful or that the sourcing of these sub-systems will enable Asola or our potential U.S. solar panel operation, Quantum Solar, to be competitive in the solar industry. Asola and Quantum Solar may encounter difficulty in integrating these sub-systems into final assembled products and these entities may not be able to reach expected cost objectives. The inability of Asola and Quantum Solar to manufacture competitively priced solar panels will have a material adverse effect on our solar operations and our ability to produce profits from our investments in these operations in the future. Further, our deposits with and our investments in and advances to Asola could become impaired if Asola is unable to remain competitive over the long term.

Schneider Power’s success is highly dependent on its ability to obtain a substantial amount of capital in order to build and commission its renewable energy project pipeline.

Our wholly-owned subsidiary, Schneider Power, will need substantial capital in order to complete the development and construction of its wind and solar energy project pipeline. If Schneider Power is unable to obtain financing for its project pipeline, then it could result in significant delays in the development and construction of such projects or the sale or other disposition of such projects, which could have a material adverse effect on Schneider Power’s business, its ability to repay any intercompany loans made by us and our ability to recover the investment we made to acquire, and realize additional value from, Schneider Power.

Schneider Power’s success is highly dependent on its ability to obtain permits, approvals, authorization, power purchase agreements and retain its land rights.

In order for Schneider Power to successfully develop and construct the wind and solar energy projects in its development pipeline it will need to obtain a number of permits, approvals and authorizations from various federal, state, provincial and municipal governmental agencies and power purchase agreements with the respective governments or other third parties and must maintain its land access rights for such projects. We cannot provide any assurances that it will be able to obtain and maintain such permits, approvals, authorizations, agreements or land rights. Failure to obtain and maintain such permits, approvals, authorizations, agreements and land rights could result in significant delays or termination of the development projects, which could have a material adverse effect on Schneider Power’s business.

Failure to complete a U.S. based solar panel operation or otherwise utilize existing facility space could adversely affect our operating results.

Our plans to complete a U.S. based solar panel operation through our subsidiary, Quantum Solar, at our existing 88,000 square foot facility located in Irvine, California, which is currently underutilized, are uncertain at this time. We had intended to use that facility to complete the assembly of solar panels. However, due to changing market conditions, we no longer plan to perform the complete assembly process in that facility and our current operations do not require the amount of space available in our Irvine facility. If we are unable to more fully utilize the Irvine facility, the costs associated with maintaining such facility will adversely affect our operations.

Development and construction of wind and solar energy projects is subject to a number of risks and uncertainties.

Development and construction of wind and solar electricity generation facilities is dependent on site assessment and the successful planning, installation and commissioning of clusters of wind turbines and solar module arrays, which includes foundation and interconnection structures. There is always the risk that a project will sustain delays and incur material cost overruns. In addition, wind and solar potential for a particular generation facility is based on historical data and weather patterns which may change significantly and have an adverse impact on future energy output and project profitability and cash flow for any given period.

Fluctuations in the Euro and Canadian dollar could have a material effect on Schneider Power’s business and operations.

Schneider Power, a Canadian entity, purchases its wind turbines and a majority of its other capital equipment from foreign suppliers that transact in Euros and U.S. dollars and which have long lead times. Unfavorable fluctuations in the Euro and U.S. dollar versus the Canadian dollar could have a significant adverse effect on Schneider Power’s financial results and could significantly increase the cost of capital equipment purchased from such foreign suppliers.

Decrease in demand or price for solar cells could have an adverse effect on our business and operations.

We, through our affiliate Asola, have entered into a long-term supply agreement under which we have agreed to purchase solar cells with a cumulative power of 77.5 mega watts through December 31, 2017 at pre-determined quantities that could cause us and Asola to hold larger than expected quantities of inventory on hand as a result of decreased future demand, and at pre-determined prices that could be above market rates in the future that could cause us and Asola to incur losses on the sale of products manufactured utilizing the solar cells. The spot trading prices for solar cell deliveries have decreased to levels that are currently below prices that we have secured for this applicable period under the long-term supply agreement. As a result, Asola demanded an adjustment to the stated pricing under the supply agreement in a fair and reasonable manner to account for the change in economic circumstances under a “loyalty clause” contained in the supply agreement. Asola’s demand and the subsequent negotiations were not successful and the matter is now in litigation in Germany. We cannot provide any assurance that the matter will be resolved in Asola’s favor. If the matter is resolved unfavorably to Asola and it is determined that a loss is probable on our remaining commitments to purchase the solar cells, we will be required to record a charge in the future for the difference between our remaining unconditional commitments and our estimated net realizable value and that charge could be material.

Other Risks Related to Our Business

Our book value at October 31, 2011 is estimated to be above our market capitalization on that same date, which is a strong indicator that goodwill and other intangible assets should be tested for impairment.

A decline in market capitalization below book value is an indicator that goodwill and other intangible assets should be tested for impairment under applicable accounting guidance. Impairment testing does not necessarily lead to recognition of an impairment loss but does present the possibility of incurring such a loss. We plan to perform an impairment test in conjunction with our October 31, 2011 quarter end periodic reporting which could result in an impairment charge. The impairment of goodwill, intangible assets or tangible assets could have a material adverse effect on our financial results.

Our credit agreement with our senior secured lender contains certain negative covenants that could restrict our ability to implement our business plan.

Pursuant to the terms of the credit agreement with our senior secured lender, we must first obtain the consent of our senior secured lender before entering into certain transactions or undertaking certain activities including, without limitation, incurring additional debt outside the ordinary course of business, acquiring the stock or assets of another business or entity, and selling or leasing our assets other than in the ordinary course of business. In connection with our acquisition of Schneider Power, our senior secured lender required us to pay a consent fee of $3.0 million which we satisfied by our delivery of a promissory note which is described in our financial statements as the Consent Fee Term Note. In the event that our business plan contemplates transactions or activities that are prohibited under the credit agreement and our senior secured lender is unwilling to give its consent, then we will either have to pay our senior secured lender a fee in order to get its consent or, alternatively, revise our business plan.

Past acquisitions and any future acquisitions, equity investments, joint ventures, strategic alliances or other similar transactions may not be successful.

We have consummated and may continue to consummate acquisitions, equity investments, joint ventures and strategic alliances in order to provide increased capabilities to our existing products, supply new products and services or enhance our distribution channels. We expect to continue to make strategic acquisitions of and investments in other businesses that offer complementary products, services and technologies, augment our market segment coverage and geographic locations, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. If we fail to integrate acquired businesses successfully into our existing businesses, or incur unforeseen expenses in consummating future acquisitions or other investments, we could incur unanticipated expenses and losses.

Any transactions or relationships will be accompanied by the risks commonly encountered with those matters. Risks that could have a material adverse affect on our business, results of operations or financial condition include, without limitation:

•	the difficulty of assimilating the operations and personnel of acquired businesses;

•	the potential disruption of our ongoing business;

•	the distraction of management from our business;

•	the loss of customers of the acquired business;

•	the potential inability of management to maximize our financial and strategic position as a result of an acquisition or investment;

•

the potential for costs and delays in implementing, and the potential difficulty in maintaining, uniform standards, controls, procedures and policies, including the integration of different information systems;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the risk of entering market segments in which we have no or limited direct prior experience and where competitors in such market segments have stronger market segment positions;

•	the risk that there could be deficiencies in the internal controls of any acquired company or investments that could result in a material weakness in our overall internal controls taken as a whole;

•	the potential loss of key employees of an acquired company;

•	the potential dilution of earnings through acquisitions and options granted to employees of acquired companies or businesses; and

•	the potential for shareholder lawsuits.

We currently face and will continue to face significant competition.

Our products face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources, are currently engaged in the development of plug-in electric hybrid, hydrogen and electric hybrid propulsion products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

Because the plug-in electric hybrid, fuel cell and hybrid propulsion technologies have the potential to replace existing power sources, competition for plug-in electric, fuel cell and hybrid products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies. Increases in the market for alternative fueled vehicles may cause original equipment manufacturers to find it advantageous to develop and produce their own hybrid propulsion or fuel management equipment rather than purchase the equipment from us. In addition, greater acceptance of plug-in electric hybrid, electric vehicles and alternative fuel engines or fuel cells may result in new competitors. Furthermore, there are competitors, including original equipment manufacturers, working on developing other plug-in electric, fuel cell and hybrid vehicle technologies in our targeted markets. A large number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess plug-in electric, fuel cell and hybrid vehicle technology and/or are actively engaged in the development and manufacture of plug-in electric, fuel cell and hybrid vehicles. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our business, results of operations and financial condition. Many of our competitors have greater financial, labor and other resources and a more diverse and developed customer base which give them significant competitive advantages.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of our competitive advantage or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our technology and products do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our technology and products do not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, our development, manufacturing, sales and distribution of such technology or products may be disrupted.

We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any of the patents we have filed or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others or that any of our pending or future patent applications will be issued with the breadth of claim coverage we seek, if issued at all.

Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register our marks because of their familiarity with our business in the United States.

Some of our proprietary intellectual property is not protected by any patent, copyright or patent or copyright applications, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. We have generally sought to protect such proprietary intellectual property in part by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees, although such agreements have not been put in place in every instance. We cannot guarantee that these agreements adequately protect our trade secrets and other intellectual property or proprietary rights. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us or in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

Our business could suffer if we fail to attract and maintain key personnel.

Our future depends, in part, on our ability to attract and retain key personnel, including engineers, technicians, machinists and management personnel. For example, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we may experience difficulty in identifying and hiring qualified engineers in many areas of our business. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. We do not maintain a key person life insurance policy on our chairman of the board, our chief executive officer, or our chief financial officer. The loss of the services of one or more of our senior executive officers or key personnel, or the inability to continue to attract qualified personnel, could delay product development cycles or otherwise materially harm our business, results of operations and financial condition.

Our insurance may not be sufficient.

We carry insurance that we consider adequate in regard to the nature of the covered risks and the costs of coverage. We are not fully insured against all possible risks, nor are all such risks insurable.

Changes in environmental policies could hurt the market for our products and our renewable energy projects.

The market for plug-in electric hybrid, fuel cell, hybrid and other forms of alternative fuel vehicles and equipment and the demand for our products are driven, to a significant degree, by local, state and federal regulations that relate to air quality, greenhouse gases and pollutants, and that require the purchase of motor vehicles and equipment operating on alternative fuels or fuel cells. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning or delaying their interest in alternative fuel and fuel cell powered vehicles or equipment. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

Our renewable energy projects are also subject to a number of environmental laws, rules and policies related to noise, air, water, wildlife and other aspects of the environment and the surrounding habitat which must be adhered to in order to obtain the permits necessary to develop, construct and operate the projects. Any change in such laws, rules and policies could result in significant cost-overruns and delays or termination of such projects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

We are required by the SEC to establish and maintain adequate internal control over financial reporting that provides reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses in those internal controls.

In our Annual Report on Form 10-K for the year ended April 30, 2009, we reported that we had a material weakness over the accounting for and disclosure of derivatives associated with debt and warrant instruments because we lacked the technical expertise and did not maintain adequate procedures to ensure that the accounting for derivative financial instruments was appropriate under U.S. generally accepted accounting principles (GAAP). Procedures related to identifying derivative instruments and disclosing derivative instruments at April 30, 2009 did not operate properly and this material weakness resulted in a restatement of our prior financial statements. Since April 30, 2009, we developed and implemented a remediation plan to address the identified material weakness as follows: (i) we increased our technical expertise of GAAP associated with accounting for derivative instruments and (ii) we enhanced internal procedures to better identify derivative financial instruments.

Although we believe that these efforts have strengthened our internal control over financial reporting and address the concern that gave rise to the material weakness as of April 30, 2009, we cannot be certain that our expanded knowledge and revised internal control practices will ensure that we maintain adequate internal control over our financial reporting in future periods. Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and The Nasdaq Global Market, we could face severe consequences from those authorities. In either case, there could result a material adverse effect on our business. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Relating to Our Stock and this Offering

Our management will have broad discretion in the use of the net proceeds we receive in this offering in excess of those necessary to repay our Senior Debt Amount and certain other outstanding debt obligations and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of the net proceeds from this offering in excess of those necessary to repay our Senior Debt Amount and certain other debt obligations, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment and we might not be able to yield a significant return, if any, on any investment of these net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our products and cause the price of our common stock to decline.

Our stockholders are subject to significant dilution upon the occurrence of certain events which could result in a decrease in our stock price.

As of November 18, 2011, we had approximately 14.4 million shares of our common stock reserved or designated for future issuance upon the exercise of outstanding options and warrants, conversion of outstanding convertible debt (excluding approximately 5.0 million shares issuable upon conversion of the convertible debt that we intend to repay with the proceeds of this offering) or in settlement of other derivative securities.

Included in the shares of common stock designated for future issuance discussed above are 1,429,017 shares subject to warrants issued in October 2006 that are currently exercisable at $1.98 per share (the “October 2006 Warrants”), 550,703 shares subject to warrants issued in September 2011 that are currently exercisable at $1.98 per share (the “September 2011 Warrants”) and 564,348 shares subject to warrants issued in October 2011 that are currently exercisable at $2.42 per share (the “October 2011 Warrants”), all of which contain a provision that, subject to certain exceptions, resets the exercise price of such warrants if at any time while such warrants are outstanding we sell or issue (or are deemed to sell or issue) shares of our common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our common stock at a price below the then current exercise price per share for such warrants. In addition, the October 2006 Warrants contain a provision that recalculates the number of shares that are subject to such warrants whenever there is a reset in the exercise price of such October 2006 Warrants so that the aggregate purchase price payable upon exercise of the October 2006 Warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset.

Also, in the event that the net proceeds received from this offering are insufficient to repay the indebtedness described in the “Use of Proceeds” section, we would likely have to seek an extension of the maturity date of such indebtedness and may have to issue stock, warrants or a combination thereof to the holders of such indebtedness in order to secure such extension. Further, we may from time to time make an offer to our warrant holders to exchange their outstanding warrants for shares of our common stock, a fewer number of warrants with more favorable terms, or a combination thereof.

Future sales of substantial amounts of our common stock into the public, future resets to the exercise price of the October 2006 Warrants, September 2011 Warrants and October 2011 Warrants and the issuance of the shares reserved for future issuance will be dilutive to our existing stockholders and could result in a decrease in our stock price.

The market price and trading volume of our common stock may be volatile.

The market price and trading volume of our common stock has been volatile. We expect that the market price of our common stock will continue to fluctuate significantly for many reasons, including in response to the risk factors described in this prospectus or for reasons unrelated to our specific performance. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price and trading volume of our common stock. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our business, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management and other resources.

Because we do not expect to pay dividends on our common stock in the foreseeable future, you must rely on stock appreciation for any return on your investment.

We have paid no cash dividends on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends on our common stock in the foreseeable future, and payment of cash dividends on our common stock, if any, will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, pursuant to the terms of our Credit Agreement, as amended, with our senior secured lender we are prohibited from declaring or making any dividends as long as the Credit Agreement remains in effect. Accordingly, the success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your units, and you may not realize a return on your investment in our securities.

Provisions of Delaware law and of our Certificate of Incorporation and Bylaws may make a takeover or change in control more difficult.

Provisions in our Certificate of Incorporation and Bylaws, and of Delaware corporate law, may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Our Certificate of Incorporation and Bylaws provide for the following:

•	a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year;

•

the exclusive right of the board of directors to change the number of directors and fill vacancies on the board of directors, which could make it more difficult for a third party to obtain control of the board of directors;

•

authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control of us;

•	advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from pursuing an acquisition; and

•

requiring the affirmative vote of holders of at least two-thirds of our outstanding voting stock to amend certain provisions in our Certificate of Incorporation and Bylaws, and requiring the affirmative vote of 80% of our outstanding voting stock to amend certain other provisions of our Certificate of Incorporation and Bylaws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and the board of directors.

There is no public market for the warrants, and one is not expected to develop.

There is no established trading market for the warrants comprising part of the units and no market for the warrants is expected to exist or develop in the future. The warrants will not be listed for trading on any stock exchange and we do not intend to apply for listing of the warrants on any national securities exchange. Without an active market, the liquidity of the warrants will be limited. Accordingly, the holders of the warrants are not likely to be able to trade the warrants and may be forced to convert the warrants in order to sell or transfer their interest in the warrants.

Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire our common stock.

Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements included in this prospectus supplement, the base prospectus and the documents incorporated herein by reference, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements can generally be identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Examples of forward-looking statements made herein and in the documents incorporated by reference herein include, but are not limited to, statements regarding: the estimated net proceeds from this offering; our expected use of proceeds from this offering; our anticipation that our principal sources of liquidity will be sufficient to fund our activities and debt service needs through December 15, 2011; our expectation that we will be able to raise a sufficient level of debt or equity capital to repay our debt and fund our operations; our belief that our current operating plan will allow us to achieve profitability; our expectations and forecasts of future revenue, expenses, gross margin and operating profit (loss); the level of growth in the hybrid, plug-in hybrid and fuel cell and alternative fuel industries; our expectation that our revenues from Fisker Automotive for fiscal year 2012 and the foreseeable future will continue to represent a substantial portion of our total revenues; when our Q-Drive powertrain architecture and other products and technologies will be commercialized; our expectation that initial commercialization for our hydrogen and fuel cell vehicle products will begin in the 2013-2015 time frame followed by scaled market adoption in the second half of this decade; our plans to develop new lower cost technologies; if and when Fisker Automotive will go to high volume production; the number of vehicles that Fisker Automotive expects to sell; Fisker Automotive’s intention to use the proceeds of a Department of Energy loan to complete the development, testing and tooling for its Karma vehicle platform and future vehicle platforms; our expectation that the Karma line of vehicles will continue over the next five to six years; our belief that we will be a supplier to Fisker Automotive on a long-term basis; our plan to continue the development of our hybrid drive systems and hydrogen vehicle and refueling technologies to meet market opportunities; our belief that our fuel cell and hydrogen-based enabling products of fuel storage, fuel delivery and battery and electronic control systems along with our vehicle-level system integration experience can be effectively applied in the transportation and hydrogen refueling infrastructure markets; our expectation that we will devote substantial capital resources to, among other things, funding operations, continuing development programs and building out and increasing our portfolio of wind and solar energy farms; our anticipation that we will generate revenues and cash flows through the sale of ownership interests in our renewable energy projects and through development and construction services for renewable energy projects owned by third parties; our expectation that our Electric Drive & Fuel Systems business segment will use the proceeds from a grant by the California Energy Commission to assist in the development of certain components for our next generation of hybrid drive system; our plan to increase our participation in hybrid, plug-in hybrid and hydrogen vehicle programs and enhance our leadership position as a tier-one automotive supplier of advanced propulsion systems, alternative fuel systems, powertrain engineering, and system integration services; our plan to use our existing renewable energy and development platform to expand our ownership of energy producing projects and enhance our involvement in renewable energy; our expectation that we will realize improvement in our gross margins for fiscal 2012 as we anticipate increased shipments of Q-Drive components to Fisker Automotive; our expectation that product revenue will increase in fiscal 2012 due to Fisker Automotive’s anticipated increase in production of the Fisker Karma in the second half of calendar 2011 and the launch of our F-150 plug-in hybrid electric vehicle program; our expectation that the U.S., state and local governments will continue to support the advancement of alternative fuel and renewable energy technologies through loans, grants and tax credits; the possibility that we may reapply in the future for California Energy Commission or other government supported renewable energy program funding; our belief that we have a competitive advantage over our competitors; our expectation that we will face increased competition in the future as new competitors enter the market and advanced technologies become available; our belief that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors; our intentions to support the growth of our subsidiary, Schneider Power, and our German affiliate, Asola; our expectation that Schneider Power’s operating activities will increase in fiscal 2012 if we are able to obtain sufficient project debt and equity financing to enable continued development and construction of Schneider Power’s portfolio of wind and solar farm projects; through our subsidiary, Quantum Solar, Inc., our intent to use Asola’s expertise, technologies and know-how to enter the solar panel manufacturing industry in the United States and Canada; our intention for our subsidiary, Quantum Solar, to use our 88,000 square foot facility located in Irvine, California, as a solar panel manufacturing facility; our intentions to establish joint development programs and strategic alliances with leaders in the alternative energy industry; our intention to expand our footprint in renewable energy projects by developing, constructing and owning various wind and solar projects in North America and the Caribbean that we have in our existing project pipeline and to continue prospecting for future renewable energy sites; our belief that India holds one of the highest natural gas vehicle growth potentials in the world; our intention to continue to pursue opportunities to expand our business in India; our belief that there are expanding opportunities to provide the initial refueling products such as mobile refueling units, compact stationary refueling units, and hydrogen storage for bulk transport trailers; our plan to leverage our storage, metering and control technologies, and integration capabilities to capitalize on the need for mobile and stationary hydrogen refueling units; our plan to utilize our full array of storage technologies, developed for automotive and refueling applications, in broader applications within the energy industry; our anticipation that a substantial portion of our current product order backlog will be completed by the end of fiscal 2012; our belief that the price of natural gas will stay relatively low for the foreseeable future, which we expect will continue to drive demand for our carbon composite high capacity CNG storage systems; our belief that our CNG storage systems are the lightest in the industry and that lightweight tanks help to lower operation and maintenance costs and improve gas mileage; our belief that lightweight tanks enable trucks and buses to carry significantly more fuel on board and operate for long distances without compromising their payload capacity or driving characteristics; our relationship with General Motors and the impact such relationship will have on our ability to develop our products; our expectation that we will not pay any cash dividends in the foreseeable future; the impact that new accounting pronouncements will have on our financial statements; and the effect that an adverse result in Asola’s dispute with its solar cell supplier would have on our financial statements.

Although we believe the expectations and intentions reflected in our forward-looking statements are reasonable, we cannot assure you that these expectations and intentions will prove to be correct. Various risks and other factors, including those identified in this prospectus supplement under the “Risk Factors” section and those included in our other public filings that are incorporated herein by reference, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements.

Many of the risk factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements are made only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the units of common stock and warrants that we are offering will be approximately $         million, based on the public offering price of $         per unit and after deducting the underwriting discounts and estimated offering expenses payable by us. In addition, we may receive proceeds of up to $         if all of the warrants are exercised. If the underwriters exercise in full their option to purchase additional units of common stock and warrants, we estimate that the net proceeds from the sale of the additional units will be approximately $         million, with an additional $         million if the warrants issuable pursuant to the exercise of the underwriters’ option are exercised.

We intend to use the net proceeds from this offering for the repayment of approximately $14.1 million of principal and accrued interest for the outstanding indebtedness described in the table below. We intend to utilize the remainder of the proceeds from this offering for working capital and other general corporate purposes, which may include payment of other debt and further development of alternative and renewable energy technologies and projects. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses of the proceeds from this offering. Accordingly, we will retain broad discretion over the use of such proceeds. We intend to utilize any proceeds received from the exercise of warrants for general working capital purposes.

The table below describes the debt instruments as of November 18, 2011 that we intend to repay, in full or in part, from the proceeds from this offering:

Debt Instrument	Aggregate Principal & Interest	Fixed Conversion Price	Shares Issuable	Maturity Date
Three convertible notes held by our senior secured lender	$10,256,157	$3.3100	3,098,537	December 15, 2011

Convertible notes issued on September 29, 2011	$1,949,500	$2.1240	917,839	The closing of this offering

Convertible notes issued on October 12, 2011	$1,862,400	$1.9800	940,595	The closing of this offering

Until we use the net proceeds from this offering, we may invest all or a portion of the proceeds of this offering in short-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct guaranteed obligations of the United States.

DETERMINATION OF OFFERING PRICE

We will sell our securities in this offering at a price of $         per unit. The exercise price of the warrants is $         per share of common stock. There is no public market for the warrants. The terms and conditions of the warrants, including their exercise price, were determined by negotiation by us and the underwriters. The principal factors considered in determining the terms and conditions of the sale of our securities hereunder include:

•	the market price of our common stock;

•	the recent market prices of, and demand for, publicly traded common stock and warrants to purchase publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of July 31, 2011:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of                      units offered by us at the assumed offering price of $         per unit, after deducting underwriting discounts and estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option and excluding                  shares of common stock issuable upon the exercise of the warrants included in the units issued to the investors in this offering).

This capitalization table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended April 30, 2011 and our Quarterly Report on Form 10-Q for the quarter ended July 31, 2011, which are incorporated by reference into this prospectus.

	July 31, 2011
	Actual	As Adjusted(1)(2)
	(In thousands)
Cash and cash equivalents	$4,518	$
Total debt	18,316
Stockholders’ equity:
Preferred stock, $0.001 par value per share; 20,000,000 shares authorized at July 31, 2011, no shares issued or outstanding actual or as adjusted at July 31, 2011	—
Series B common stock, $0.02 par value per share; 100,000 shares authorized at July 31, 2011, 49,998 shares issued and outstanding, actual, at July 31, 2011; 49,998 shares issued and outstanding, as adjusted, at July 31, 2011;	1
Common stock, $0.02 par value per share; 49,900,000 shares authorized at July 31, 2011, 15,591,054 shares issued and outstanding, actual, at July 31, 2011; shares issued and outstanding, as adjusted, at July 31, 2011(3)	312
Additional paid-in capital	432,955
Accumulated deficit	(390,912)
Accumulated other comprehensive income	179

Total stockholders’ equity	42,535
Total capitalization	$60,851	$

(1)	The “As Adjusted” amounts reflect the units issuable pursuant to this prospectus supplement.
(2)	Subsequent to July 31, 2011, we completed the following transactions which are not reflected in the “As Adjusted” amounts:

•	On August 23, 2011, we issued warrants for the purchase of up to 115,000 shares of common stock;

•	On August 31, 2011, we issued 500,000 shares of common stock to our senior lender in connection with an amendment to the debt obligations owed to our senior lender;

•

During the period from September 29, 2011 through October 12, 2011, we received approximately $3.81 million from the sale of convertible notes and warrants. The potential number of shares issuable upon conversion of the convertible notes is 1,858,434 and upon exercise of the warrants is 1,115,051;

•

During the period from October 17, 2011 through October 27, 2011, we received approximately $3.5 million from the sale of convertible notes and warrants. The potential number of shares issuable upon conversion of the convertible notes is 1,262,298 and upon exercise of the warrants is 1,339,708;

•

On November 2, 2011, we issued a warrant to purchase up to 540,000 shares of our common stock at an exercise price of $2.12 per share to our senior secured lender in connection with an amendment to our outstanding convertible promissory notes which, among other things, extended the maturity date of such notes to December 15, 2011; and

•

On November 15, 2011, we received gross proceeds of $450,000 from the sale of convertible notes and warrants. The potential number of shares issuable upon conversion of the convertible notes is 161,680 and upon exercise of the warrants is 191,487.

(3)	The number of shares outstanding as of July 31, 2011, does not include the following securities outstanding as of November 18, 2011:

•	405,962 shares of common stock issuable pursuant to the exercise of outstanding options issued under our stock option plan at a weighted average exercise price of $16.14 per share;

•	6,380,949 shares of common stock that may be issued pursuant to the conversion of convertible notes at a weighted average conversion price of $2.82 per share;

•	1,195,000 shares of common stock that we have the right to issue in satisfaction of principal payment demands made with respect to a demand nonconvertible debt obligation owed to our secured lender;

•

11,412,030 shares of common stock issuable pursuant to the exercise of warrants at exercise prices ranging from $1.98 per share to $41.80 per share with a weighted-average exercise price of $9.33 per share;

•	3,100,000 shares of common stock available for future issuances under our stock option plan;

•	49,998 shares of common stock issuable upon certain transfers of the outstanding Series B common stock; and

•	all shares of common stock that may be issuable upon exercise of the warrants covered by this prospectus supplement.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date, and we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will be contingent upon, among other things, our results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our board of directors. Further, pursuant to the terms of our Credit Agreement, as amended, with our senior secured lender we are prohibited from declaring or making any dividends as long as the Credit Agreement remains in effect.

DESCRIPTION OF SECURITIES

In this offering, we are offering                  shares of our common stock and                      warrants to purchase our common stock. The shares and warrants will be sold together as units with each unit consisting of one share of common stock and a warrant to purchase 0.     of a share of common stock. This prospectus supplement also relates to the offering of                  shares of our common stock issuable upon exercise, if any, of the warrants.

Common Stock

A description of the common stock we are offering pursuant to this prospectus supplement is set forth under the heading “Description of Common Stock,” starting on page 3 of the accompanying base prospectus. As of November 18, 2011, we had 16,141,052 shares of common stock outstanding, which includes 49,998 shares of our series B non-voting common stock.

Warrants

The material terms and provisions of the warrants being offered pursuant to this prospectus are summarized below. The description of the warrants contained herein does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement and Form of Warrant Certificate, which will be filed as an exhibit to a Current Report on Form 8-K to be filed with the SEC by us in connection with this offering.

Warrant Agreement; Book-Entry Form

The warrants to be issued in this offering will be governed by a warrant agreement (the “Warrant Agreement”) to be entered into between us and Broadridge Corporate Issuer Solutions, Inc., as agent in respect of the warrants, which we refer to as the Warrant Agent. Each warrant shall be issued by “book-entry” form to The Depository Trust Company, which we refer to as DTC, and evidenced by a “Global Warrant” or in physically certificated form as directed by the underwriters. Such warrants may be exercised by delivering an exercise form to the designated office of the Warrant Agent prior to the expiry of such warrants and providing payment of the exercise price for the number of shares of our common stock for which such warrants are being exercised. The following description of the terms of the Warrant Agreement is subject to the detailed provisions of the Warrant Agreement.

Exercisability

The warrants will be exercisable commencing on the closing date of the offering and may be exercised until the date that is five years from such date of issuance. Holders of the warrants may exercise their warrants to purchase shares of our common stock on or before the expiration date by delivering (i) an exercise form, appropriately completed and duly signed, and (ii) payment of the aggregate exercise price by wire transfer or cashier’s check drawn on a United States bank (unless the cashless exercise procedure described below is specified in the exercise form), for the number of shares with respect to which the warrant is being exercised. Warrants may be exercised in whole or in part, but only for full shares of common stock.

The number of warrant shares that may be acquired by any holder upon any exercise of the warrant will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise), which we refer to as the beneficial ownership limitation. The holder may elect to change this beneficial ownership limitation from 4.99% to any amount up to 9.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise) upon providing us with not less than 61 days’ prior written notice.

The shares of common stock issuable on exercise of the warrants will be, when issued and paid for in accordance with the warrants, duly authorized, validly issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

Exercise Price

The exercise price per share of common stock purchasable upon exercise of the warrants is $         per share of common stock being purchased, which equals         % of the last reported sale price of our common stock on the NASDAQ Global Market as of the date of this prospectus supplement. The exercise price and number of shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications and similar events affecting our common stock.

In the event we issue rights, options or warrants to purchase or subscribe for any security or we distribute evidences of our indebtedness or assets (including cash and cash dividends), to all holders of our common stock (and not the warrant holders) at any time prior to the expiration date of the warrants, then upon any exercise of the warrants after the record date for the determination of the stockholders entitled to receive such rights, options or warrants, or such evidences of indebtedness or assets, the warrant holder shall be entitled to receive, in addition to the shares of our common stock issuable upon such exercise, the rights, options or warrants, or evidences of indebtedness or assets that such holder would have been entitled to receive in respect of such shares of our common stock had the holder been the record holder of such shares as of such record date. We will make such distribution of rights, options or warrants, or evidences of indebtedness or assets whenever any such exercise is made.

Manner of Exercise

Holders of the warrants may exercise their warrants to purchase shares of our common stock on or before the expiration date by delivering (i) an exercise form, appropriately completed and duly signed, and (ii) if such holder is not utilizing the cashless exercise provisions with respect to the warrants, payment of the aggregate exercise price by wire transfer or cashier’s check drawn on a United States bank, for the number of shares with respect to which the warrant is being exercised. Warrants may be exercised in whole or in part, but only for full shares of common stock. We provide certain buy-in rights to a holder if we fail to deliver the shares of common stock underlying the warrants by the third trading day after the date on which delivery of the stock certificate is required by the warrant. The buy-in rights apply if after the third trading day on which delivery of the stock certificate is required by the warrant, the holder purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of the warrant shares that the holder anticipated receiving from us upon exercise of the warrant. In such event, we will:

•

pay in cash to the holder the amount equal to the excess (if any) of the buy-in price (including brokerage commissions, if any) over the product of (A) the number of warrant shares that we were required to deliver to the holder in connection with the exercise at issue, and (B) the price at which the sell order giving rise to holder’s purchase obligation was executed; and

•

at the election of holder, either (A) reinstate the portion of the warrant as to such number of shares of common stock for which such exercise was not honored, or (B) deliver to the holder such number of shares of common stock that would have been exercised had we timely complied with our exercise and delivery obligations.

If the holder of a warrant desires to exercise its warrant and sell the shares issuable upon exercise of its warrant and there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the shares of common stock underlying the warrants to the holder and such shares are not then registered for resale by the holder into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus contained therein is not available for use), in lieu of exercising its warrant by payment of a wire transfer or cashier’s check, the holder may elect to receive shares equal to the value of such holder’s warrant by surrender of the warrant to us, together with a properly endorsed exercise form. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the average of the average volume weighted average price for the shares of our common stock on the ten trading days immediately prior to the date of exercise and the applicable exercise price of the warrants.

The shares of common stock issuable on exercise of the warrants will be, when issued and paid for in accordance with the warrants, duly authorized, validly issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

Fundamental Transaction

If, at any time while the warrants are outstanding, (1) we consolidate or merge with or into another entity, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding common stock or (4) we effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property (or the occurrence of any analogous proceeding affecting our company) (each, a “Fundamental Transaction”), then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction; provided, however, that in the event of a change of control (as defined in the warrant) other than one in which the successor entity is a publicly traded corporation whose stock is listed or quoted for trading on the New York Stock Exchange, NASDAQ markets or the NYSE Amex and results in the warrants being exercisable for publicly traded common stock of such successor entity, we will provide to the holders 30 days’ prior written notice of the change of control, which notice will state the consideration that each share of our common stock would be entitled to receive upon the change of control.

Delivery of Certificates

Upon the holder’s exercise of a warrant, we will promptly, but in no event later than three trading days after the latest of the delivery of the exercise form, surrender of the warrant (if required) and payment of the exercise price (referred to as the “warrant share delivery date”), issue and deliver the shares electronically through DTC through its Deposit or Withdrawal at Custodian system (DWAC) if we are then a participant in such system and either there is an effective registration statement permitting the issuance of the shares issuable upon exercise of the warrant or the warrant is being exercised by cashless exercise; otherwise, we will issue and deliver, or cause to be issued and delivered, a certificate for the shares of common stock issuable upon exercise of the warrant.

Notice of Corporate Action

We will provide prior notice to holders of the warrants in advance of certain record or effective dates (as specified below) in connection with the following corporate events, to provide the holders of the warrants with the opportunity to exercise their warrants and hold common stock:

•	if we declare a dividend (or any other distribution in whatever form, including any distribution of our indebtedness, cash or any other asset) on our common stock;

•	if we declare a special nonrecurring cash dividend on or a redemption of common stock;

•	if we authorize the granting to all holders of our common stock rights, options or warrants to subscribe for or purchase any security;

•

if the approval of any of our stockholders shall be required in connection with any reclassification of our common stock, any consolidation or merger to which our company is a party, any sale or transfer of all or substantially all of our assets, or any compulsory share exchange whereby our common stock is converted into other securities, cash or property;

•	if we authorize the voluntary or involuntary liquidation or winding up of the affairs of the Company; or

•	if a change of control requiring notice (as described above) occurs;

then, in each case, the holders of the warrants will be mailed a notice stating:

•

the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights, options or warrants, or if a record is not to be taken, the date as of which the holders of our common stock of record to be entitled to such dividend, distributions, redemption, rights, options or warrants are to be determined;

•

the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of record of our common stock will be entitled to exchange their shares of common stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; or

•

the date on which the change of control is expected to close, a description of the change of control setting forth the terms and conditions of the change of control in reasonable detail, including the consideration each share of common stock would be entitled to receive in the change of control.

Subject to applicable law, the holder will be provided a reasonable opportunity to exercise the warrant prior to the effective date of the event triggering such notice. No holders of the warrants will possess any rights as a stockholder under those warrants until the holder exercises those warrants.

Transferability

Subject to compliance with any applicable securities laws, the warrants may be transferred independent of the common stock they were issued with at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we will round up or down to the nearest whole share.

Exchange Listing

There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply to list the warrants on The NASDAQ Global Market or any other securities exchange. Without an active market, the liquidity of the warrants will be limited. In addition, in the event our common stock price does not exceed the per share exercise price of the warrants during the period when the warrants are exercisable, the warrants will not have any value.

Rights as a Stockholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December     , 2011, by and among us and the underwriters named below, the underwriters have agreed to purchase, and we have agreed to sell units, with each unit consisting of one share of our common stock and a warrant to purchase 0.     of a share of our common stock. Merriman Capital, Inc. is the sole book-running manager of the offering. Each underwriter has severally agreed to purchase the number of units indicated in the table below:

Name	Number of Units
Merriman Capital, Inc.
J.P. Turner & Company, L.L.C.
Total

The underwriters are offering the units subject to their acceptance of the units from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated to take and pay for all of the units if any such units are purchased, other than those units covered by the over-allotment option described below.

We currently anticipate that the closing of the sale of the units will occur on or about December     , 2011. On such closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the securities being sold by us on such closing date;

•	we will deliver shares of common stock being sold on such closing date in book-entry form (unless the investor requests a physical stock certificate);

•	we will deliver warrants being sold in the offering in book-entry form or in physically certificated form as directed by the underwriters; and

•	we will compensate the underwriters in accordance with the terms of the underwriting agreement.

Discounts and Expenses

The underwriters have advised us that they propose to offer the units to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per unit. After the offering, the public offering price and concession to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement. The units are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the public offering price, the underwriting discounts payable to the underwriters by us and the proceeds, before expenses, to us.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts payable by us	$	$
Proceeds to us, before expenses	$	$

Pursuant to certain rules of the Financial Industry Regulatory Authority, Inc., each underwriter has agreed not to sell, transfer, assign, pledge or hypothecate any of our equity securities it acquired during the previous 180 days for a period of 180 days after the commencement of sales in this offering.

J.P. Turner & Company, L.L.C., which we refer to as J.P. Turner, has acted as placement agent for us in several private placement offerings during the last six months, including a common stock unit offering that closed on June 24, 2011 and July 5, 2011, and a convertible promissory note offering that closed on October 12, 2011. In connection with the offering that closed in June 2011 and July 2011, J.P. Turner received $878,248 and $152,782 in cash fees and warrants to purchase up to an aggregate of 769,511 and 94,348 shares of our common stock, respectively. We also paid to J.P. Turner an aggregate of approximately $463,457 in cash fees in connection with the October convertible notes offering.

We estimate expenses payable by us in connection with the offering of units, other than the underwriting discounts referred to above, will be approximately $250,000. Pursuant to the underwriting agreement, we have agreed to reimburse the underwriters for certain of their expenses in connection with this offering.

Option to Purchase Additional Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                      additional units at the same price they are paying for the units shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $        , or $         per unit, and the total proceeds to us, before expenses, will be $        .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from certain breaches by us of the underwriting agreement. We have also agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

In addition, our directors and executive officers (or entities controlled by them) entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons (or entities), for a period of 75 days after the date of this prospectus supplement, may not, without the prior written consent of Merriman Capital and J.P. Turner, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person (or entity) in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the foregoing, our directors and executive officers (or such entities) may transfer shares of our common stock (or, in the case of clause (6) below, warrants, options or other securities convertible or exchangeable for common stock):

(1)	as a bona fide gift or gifts;

(2)	by will or intestacy;

(3)	to any trust, partnership or limited liability company for the direct or indirect benefit of the director or executive officer or the immediate family of the director or executive officer;

(4)	(A) to a member of the director or executive officer’s immediate family or (B) if such transfer occurs by operation of law, including without limitation, pursuant to a domestic relations order of a court of competent jurisdiction;

(5)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (4) above;

(6)	to us in connection with the exercise of stock options or warrants or securities convertible into or exchangeable for common stock outstanding on the date hereof;

(7)	to any limited partner, wholly-owned subsidiary or holder of equity interests or such entity; or

(8)	to us in connection with the exchange or surrender of shares of common stock in satisfaction or payment of the exercise price of stock options, to satisfy any tax withholding obligations of the director or executive officer in respect of such option;

provided, however, that (A) in case of any such transfer, except for bona fide gifts to charitable organizations pursuant to clause (1) and transfers to us pursuant to clauses (6) and (8), it shall be a condition to the transfer that such donee or transferee execute an agreement stating that such donee or transferee is receiving and holding the common stock subject to the provisions of this agreement, and (B) any such transfer shall not involve a disposition for value (except for transfers to us pursuant to clauses (6) and (8)), and (C) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 75-day period referred to above). For this purpose, “immediate family” means the spouse, children, parents, grandchildren or grandparents of the director or executive officer.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the units is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in this offering. The underwriters may close out any short position by purchasing shares in the open market or exercising their overallotment option.

A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase units in this offering. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of units in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must be lowered when specified purchase limits are exceeded.

Neither we, nor any of the underwriters, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, none of we or any of the underwriters makes any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates have in the past, and may in the future, provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates, for which services they have received, and may in the future receive, customary fees. In particular, J.P. Turner acted as placement agent in several recent private placements, as more fully described in the “Discounts and Expenses” subsection above. In the course of its businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

European Economic Area

In relation to each Member State of the European Economic Area, which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the securities being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities being offered hereby to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities being offered hereby to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and it has not offered or sold and will not offer or sell the securities being offered hereby other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities being offered hereby would otherwise constitute a contravention of Section 19 of the FSMA by the Company;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities being offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities being offered hereby in, from or otherwise involving the United Kingdom.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” in this prospectus supplement and the accompanying base prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus supplement and the accompanying base prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be an integral part of this prospectus supplement and the accompanying base prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of the offering:

•

our Annual Report on Form 10-K for the fiscal year ended April 30, 2011, filed with the SEC on July 5, 2011, as amended by amendment no. 1 to our annual report on Form 10-K/A filed with the SEC on August 4, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended July 31, 2011, filed with the SEC on September 14, 2011;

•

our Current Reports on Form 8-K filed with the SEC on November 18, 2011, November 3, 2011, October 31, 2011, October 28, 2011, October 21, 2011 (as amended by our Current Report on Form 8-K/A filed with the SEC on October 28, 2011), October 14, 2011, October 5, 2011, October 4, 2011, September 9, 2011, September 6, 2011, September 2, 2011, September 1, 2011, August 24, 2011, July 5, 2011, June 29, 2011, June 22, 2011, June 15, 2011, June 2, 2011, May 26, 2011, May 25, 2011, May 20, 2011 and May 11, 2011;

•	the description of our common stock contained in our Form 10-12G/A filed with the SEC on July 11, 2002, including any amendment or report filed for the purpose of updating that description; and

•

all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before we stop offering the securities covered by this prospectus supplement and the accompanying base prospectus.

Notwithstanding the foregoing, information and documents that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus supplement and the accompanying base prospectus and does not constitute a part hereof.

Upon written or oral request, at no cost we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Inquiries should be directed to:

17872 Cartwright Road

Attn: Chief Financial Officer

Irvine, California 92614

(949) 399-4500

In addition, you may access these filings on our Web site at www.qtww.com.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Also, using our website, www.qtww.com, you can access electronic copies of documents we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, free of charge. Information on our website is not incorporated by reference in this prospectus supplement or the accompanying base prospectus.

LEGAL MATTERS

The validity of the securities offered under this prospectus supplement and the accompanying base prospectus will be passed upon for us by Troutman Sanders LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated balance sheets as of April 30, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended April 30, 2011, the financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2011, included in our Annual Report on Form 10-K for the year ended April 30, 2011 and incorporated by reference herein, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We have incorporated by reference herein our consolidated financial statements and schedule in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Prospectus

$75,000,000

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

Common Stock

Warrants

We may offer and sell, from time to time, common stock, warrants, and a combination thereof, with a total value of up to $75,000,000.

This prospectus provides a general description of securities we may offer and sell from time to time. Each time we sell securities pursuant to this prospectus, we will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities.

Our common stock is quoted on The Nasdaq Global Market under the symbol “QTWW.” The last reported sale price of our common stock on September 7, 2011, was $3.29 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange. Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500.

The securities offered by this prospectus may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

An investment in our securities involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning on page 4 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 29, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, from time to time, we may sell any combination of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $75,000,000.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities under this shelf registration process, we will provide a prospectus supplement that will contain specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement; provided that, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and the applicable prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the applicable prospectus supplement. This prospectus and the applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the applicable prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front cover of this document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any applicable prospectus supplement is delivered or securities sold on a later date.

THIS PROSPECTUS MAY NOT BE USED TO OFFER AND SELL SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

In this prospectus, the terms “Quantum,” “Company,” “we,” “us,” and “our” refer to Quantum Fuel Systems Technologies Worldwide, Inc. and its subsidiaries.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in U.S. dollars.

FORWARD-LOOKING STATEMENTS

All statements included in this prospectus and any documents incorporated herein by reference, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended.

Forward-looking statements are generally identified by words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Although we believe the expectations and intentions reflected in our forward-looking statements are reasonable, we cannot assure you that these expectations and intentions will prove to be correct. Various risks and other factors, including, but not limited to, those identified in our Annual Report on Form 10-K for the year ended April 30, 2011, as amended, under the caption “Risk Factors” and those included in our other public filings that are incorporated herein by reference, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements.

Many of the risk factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements are made as of the date of this prospectus. Except as may otherwise be required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

OUR COMPANY

Background

We were incorporated in the state of Delaware in October 2000 as a wholly-owned subsidiary of IMPCO Technologies, Inc. (IMPCO). We spun off from IMPCO and became a separate company on July 23, 2002. Our fiscal year ends April 30. Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500. We maintain a web site at www.qtww.com.

Our consolidated financial statements include the accounts of Quantum Fuel Systems Technologies Worldwide, Inc., our wholly owned subsidiary, Schneider Power Inc., and our majority-owned subsidiary, Quantum Solar Energy, Inc.

On April 16, 2010, we completed the acquisition of Schneider Power, an alternative energy company with a portfolio of clean electricity generation development projects and land positions in prospective wind and solar power areas in North America and the Caribbean.

On August 27, 2008, start-up activities were initiated in Quantum Solar to develop a solar panel distribution and manufacturing operation in Irvine, California. We currently own 85.0% of Quantum Solar and the remaining 15.0% is owned by the majority shareholder of our affiliate, asola Advanced and Automotive Solar Systems GmbH. Manufacturing operations have not yet commenced for Quantum Solar.

We also hold ownership interests in certain unconsolidated active businesses that are accounted for either under the equity or cost methods of accounting. These interests include: (i) a 24.9% interest in Asola Quantum Solarpower AG, (ii) a 24.9% interest in asola Advanced and Automotive Solar Systems GmbH, (iii) a 22% interest in Power Control and Design, Inc., (iv) a 25% interest in Shigan Quantum Technologies PVT LTD, and (v) a less than 1% interest in Fisker Automotive, Inc.

Overview of Our Business

We are a fully integrated alternative energy company and a leader in the development and production of advanced clean propulsion systems and renewable energy generation systems and services.

We classify our business operations into three reporting segments: Electric Drive & Fuel Systems, Renewable Energy and Corporate. The Corporate segment consists of general and administrative expenses incurred at the corporate level that are not directly attributable to the Electric Drive & Fuel Systems or Renewable Energy business segments. The Corporate segment also includes activities of our anticipated future operating segments. Certain financial information related to each of our reporting segments can be found in the financial statements that are included in our Annual Report on Form 10-K for the year ended April 30, 2011, as amended, which is incorporated by reference into this prospectus.

Our customer base includes automotive Original Equipment Manufacturers, military and governmental agencies, aerospace, and other strategic alliance partners.

The independent registered public accounting firm, Ernst & Young LLP, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended April 30, 2011, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. For fiscal years 2011, 2010 and 2009, we incurred net losses from operations before income taxes of $11.3 million, $46.3 million and $28.0 million, respectively.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus and the documents incorporated by reference, you should carefully consider the risk factors identified under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended April 30, 2011, as amended, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our filings under the Securities Exchange Act of 1934, as amended, as well as any risks described in any applicable prospectus supplement. For more information, see the section entitled “Where You Can Find More Information.” These risks could materially affect our business, results of operations or financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operations or financial condition. You could lose all or part of your investment.

This prospectus and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus. See “Forward-Looking Statements” in this prospectus.

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by us pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities or use them to make payments on our borrowings. We may set forth additional information on the use of proceeds from the sale of securities offered by this prospectus in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following is a description of our common stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission and are also available upon request from us. For information on how to obtain copies of our amended and restated certificate of incorporation and our amended and restated bylaws, see “Where You Can Find More Information.”

Authorized and Outstanding Capital Stock

We are authorized to issue 50.0 million shares of common stock, $0.02 par value, of which 0.1 million are designated as non-voting Series B common shares. As of September 1, 2011, we had a total of 16,141,052 shares of common stock issued and outstanding, of which 49,998 shares are Series B common stock. We are authorized to issue 20.0 million shares of preferred stock. As of September 1, 2011, no shares of preferred stock were outstanding. Outstanding shares of common stock are validly issued, fully paid and non-assessable.

Common Stock

Voting Rights: Except as set forth below, holders of all series of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights: Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefore. Under the terms of the convertible notes indenture and our credit agreement, we may not pay dividends on shares of our common stock.

Liquidation Rights: In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock.

Other Rights: Holders of our common stock have no preferential or preemptive rights with respect to any securities of Quantum and there are no conversion rights or redemption or sinking fund provisions applicable to our common stock.

Series B Common Stock

General Motors, LLC, successor in interest to General Motors Corporation, holds all outstanding shares of our Series B common stock, which shares are not entitled to vote on any matters submitted to the vote of our stockholders except as otherwise required by law. In the event we issue additional shares of any series of common stock as a dividend or other distribution on common stock, or a subdivision or combination of such common stock into a smaller or greater number of shares, the number of outstanding shares of Series B common stock will be adjusted to that number of shares of outstanding Series B common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to that event. Upon transfer by General Motors of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of Series B common stock will be entitled to participate ratably in dividends on common stock as declared by our board of directors. Holders of Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Listing

Our shares of common stock are listed on the Nasdaq Global Market under the symbol of “QTWW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services. Their address is 480 Washington Blvd., Jersey City, NJ 07310-1900 and their telephone number is 1-800-832-8519.

Anti Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging, delaying or preventing an attempt to obtain control of our company.

Delaware Law

Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of 15% or more of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•

upon completion of the transaction in which it became an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (subject to certain exclusions); or

•

our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit stockholders to call special meetings.

Certificate of Incorporation and Bylaws

Preferred Stock. Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by the rules of The Nasdaq National Market or by Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would protect the continuity of our management and render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors. Our directors, other than those who may be the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, with staggered three-year terms. Each of our directors is to hold the office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Each director holds office until his successor is duly elected and qualified.

Our amended and restated certificate of incorporation provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board of directors provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions would discourage a third party from initiating proxy contest, making a tender offer or otherwise attempting to gain control of our company.

No Stockholder Action by Written Consent; Special Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders must effect any action required or permitted to be taken at a duly called meeting or special meeting of stockholders and that those actions may not be effected by any written consent of the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the total number of directors which our Company would have if there were no vacancies, by our chairman of the board of directors, or by our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, our chairman of the board of directors or our chief executive officer.

Advance Notice Procedures. Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also limit the business that may be conducted at an annual meeting of stockholders to business brought by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, for the notice by the stockholder to be timely it must so be delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the 90th calendar day before the annual meeting or the 10th calendar day following the day on which we first publicly announce a meeting date.

Nevertheless, if the number of directors to be elected to our board of directors is increased, and we make no public announcement naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to our secretary not later than the close of business on the 10th calendar day following the day on which we first make the public announcement. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day of the first public announcement of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of the meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments. Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated certificate of incorporation further provides that provisions of our amended and restated bylaws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of the majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our amended and restated bylaws referenced above, which will require at least 80% of the voting power, the affirmative vote of holders of at least two-thirds of the voting power of outstanding shares of voting stock, voting as a single class, is required to amend our amended and restated bylaws.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our common stock. We may issue warrants independently or together with our common stock. The warrants may be attached to or separate from the offered common stock. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation and terms of the common stock for which the warrants are exercisable;

•	the designation and terms of the common stock, if any, with which the warrants are to be issued and the number of warrants issued with the common stock;

•	the price or prices at which the warrants will be issued, if any;

•	the aggregate number of warrants;

•	the number of shares of common stock that may be purchased upon exercise of the warrants and the exercise price for the warrants;

•	any provisions for adjustment of the number or amount of shares of common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	any provisions with respect to a holder’s right upon a change in control or similar event;

•	if applicable, the date on and after which the warrants and the common stock purchasable upon exercise of the warrants will be separately transferable;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of material U.S. federal income tax considerations; and

•	any additional terms of the warrants, including the terms, procedures and limitations relating to the exchange, exercise and settlement of the warrants.

Warrant Agreements

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and one or more banks, trust companies or other financial institutions, as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of those warrants. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

Form, Exchange, and Transfer

We may issue the warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue warrants in non-global form, i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement or other offering material.

Exercise of Warrants

A warrant will entitle the holder to acquire an amount of common stock at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement or other offering material. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement or other offering material. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable prospectus supplement or other offering material.

Warrants may be exercised as set forth in the applicable prospectus supplement or other offering material. Upon receipt of payment (if applicable) and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement or other offering material, we will forward, as soon as practicable, the common stock purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

No Rights as Stockholders

Prior to the exercise of their warrants, holders of warrants will not have any rights of holders of the common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the common stock purchasable upon such exercise.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (i) through underwriters or dealers, (ii) through agents, (iii) directly to one or more purchasers, or (iv) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of any underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Pursuant to a requirement by the Financial Industry Regulatory Authority, Inc. or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act of 1933, as amended.

If 5% or more of the net proceeds of any offering of securities made under this prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with the applicable FINRA rules.

Direct Sales

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any sale of those securities.

Sales through Agents

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, as amended, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933, as amended. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In addition, sales not covered by this prospectus may also be made pursuant to Rule 144 or another applicable exemption under the Securities Act of 1933, as amended.

To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference rooms located at 100 F Street, N.E., Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Also, using our website, www.qtww.com, you can access electronic copies of documents we file with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, free of charge. Information on our website is not incorporated by reference in this prospectus.

We have included this prospectus in our registration statement on Form S-3 that we filed with the Securities and Exchange Commission. The registration statement provides additional information that we are not required to include in this prospectus. You can receive a copy of the entire registration statement as described above. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement and its exhibits.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The Securities and Exchange Commission allows us to “incorporate by reference” in this prospectus certain information we file with the Securities and Exchange Commission, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be an integral part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering:

•

our Annual Report on Form 10-K for the fiscal year ended April 30, 2011, filed with the Securities and Exchange Commission on July 5, 2011, as amended and filed with the Securities and Exchange Commission on August 4, 2011;

•

our Current Reports on Form 8-K filed with the Securities and Exchange Commission on September 9, 2011, September 6, 2011, September 2, 2011, September 1, 2011, August 24, 2011, July 5, 2011, June 29, 2011, June 22, 2011, June 15, 2011, June 2, 2011, May 26, 2011, May 25, 2011, May 20, 2011 and May 11, 2011.

•

the description of our common stock contained in our Form 10-12G/A filed with the Securities and Exchange Commission on July 11, 2002, including any amendment or report filed for the purpose of updating that description; and

•

all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and before we stop offering the securities covered by this prospectus.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Securities and Exchange Commission in accordance with Securities and Exchange Commission rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

Upon written or oral request, at no cost we will provide to each person at, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Inquiries should be directed to:

17872 Cartwright Road

Attn: Chief Financial Officer

Irvine, California 92614

(949) 399-4500

In addition, you may access these filings on our Web site at www.qttw.com.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the shares of common stock offered hereby will be passed upon for us by Kenneth R. Lombardo, General Counsel and Corporate Secretary, of the Company. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus and the accompanying prospectus supplement. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated balance sheets as of April 30, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended April 30, 2011, the financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2011, included in our Annual Report on Form 10-K for the year ended April 30, 2011, as amended, and incorporated by reference herein, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We have incorporated by reference herein our consolidated financial statements and schedule in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Shares of Common Stock

Warrants to purchase up to                  Shares of Common Stock

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

PROSPECTUS SUPPLEMENT

Merriman Capital	JP Turner & Company, L.L.C.

December     , 2011